HYPERDYNAMICS CORPORATION

12012 Wickchester Lane, Suite 475

Houston, TX 77079

February 22, 2012

Mr. Karl Hiller

Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, DC  20549

Re:	Hyperdynamics Corporation
Form 10-K for the Fiscal Year ended June 30, 2011
Filed September 13, 2011
File No. 1-32490

Dear Mr. Hiller:

Hyperdynamics Corporation (“Hyperdynamics”, or “we” or “our”) is submitting this letter in response to your February 2, 2012 letter with comments to the above referenced document (the “Comment Letter”).  The numbered paragraphs below correspond to the numbered comments in the Comment Letter.

Form 10-K for the Fiscal Year ended June 30, 2011

Financial Statements

General

1.             We note that you corrected errors in your financial statements for the fiscal year ended June 30, 2010, subsequent to the issuance of the prior audit report, and that there is no indication which firm audited the corrections. Please address the following points.

•                  Tell us why neither audit report indicates which firm is taking responsibility for auditing the corrections. We would ordinarily expect either updating or dual dating of the prior audit report to comply with AU §530.07 and 05, or language in the current audit report that conforms to the guidance in AU §508.74.

•                  Describe the nature and extent of communications held with the prior auditor concerning the restatement and indicate whether you obtained a reissuance of the audit opinion from that firm prior to filing your 2011 annual report.

•                  Tell us why you have not included restatement labeling as would ordinarily be required to comply with the guidance Correction of an Error in Previously Issued Financial Statements in FASB ASC 250-10-50-7.

Response:

1.               During the fourth quarter of fiscal year 2011, we identified certain immaterial errors in our previously issued financial statements. These errors included the reclassification of a gain on the sale of an interest in unevaluated oil and gas properties to operating income on our fiscal 2010 income statement, certain errors within our income tax footnote disclosures and the reconsideration of our status as a development stage entity which we discuss further in response to the Staff’s comment below. The adjustments described above were brought to the attention of the former auditor by the Company and we had several discussions with our former auditor and current auditor related to these items and the proposed presentation and disclosures.

Although we have disclosed the impact of the correction of these errors as required by ASC 250-10-50-7 in Note 2 (“Corrections of Immaterial Errors”) to the consolidated financial statements, we do not believe that the judgment of a reasonable person relying upon the financial statements as originally issued would have been changed or influenced by the inclusion or correction of these items. This determination was based on an analysis of both the qualitative and quantitative impact of such corrections. Given the significance of losses and the lack of revenue in the period, the Company determined that these corrections resulted in an immaterial restatement of the financial statements for fiscal 2010 based on our considerations of both quantitative and qualitative factors. The Company considered a number of qualitative factors in reaching its conclusion including the following:

•                                          the corrections do not change the Company’s net loss,

•                                          the corrections do not affect the Company’s cash flows from operations,

•                                          the corrections do not affect measures of the Company’s liquidity,

•                                          the corrections do not mask a change in earnings or other trends,

•                                          the corrections do not affect the Company’s compliance with loan covenants or other contractual requirements,

•                                          the corrections do not involve the concealment of an unlawful transaction and was not otherwise intentionally or unlawfully undertaken, and

•                                          the corrections do not have the effect of increasing or decreasing management’s compensation.

Given the immaterial nature of the corrections made to prior period financials, it is our belief that the correction of these errors was an immaterial restatement of the financial statements. As such, we concluded that restatement labeling was not required.

Based on the nature of these corrections, and the fact that the former auditor did not need to examine any additional records after the original date of their audit report, the former auditor agreed with the changes in classification regarding the gain on the sale of an interest in unevaluated oil and gas properties within the income statement and the income tax disclosures and has taken responsibility for such changes.  The former auditor agreed that such corrections were immaterial, and therefore, concluded that no additional work was required and, accordingly, dual dating their 2010 audit report was not necessary. The company did receive permission for the reissuance of the former auditor’s audit report prior to filing our 2011 annual report.

Note 2 — Corrections of Immaterial Errors, Page F-15

2.             We note your disclosure indicating you have removed the cumulative financial disclosures required for companies in the development stage by FASB ASC 915 because you believe it does not apply to companies with no revenues if they have not changed their business objective since disposing of revenue generating assets. We would like to understand how you concluded that the various characteristics listed in FASB ASC 915-10-05-2 are not descriptive of your status; and how you determined that generating revenues was not essential to the definition of business or planned principal operations. Please provide the analysis that you performed in determining that you do not meet the definition of a development stage entity based on these characteristics.

Response:

2.             Hyperdynamics has been engaged in oil and gas activities since 2002 including conducting exploration work related to offshore Guinea. In 2006, the government of Guinea and our wholly owned subsidiary, SCS Corporation, signed a Production Sharing Contract (“PSC”). Additionally, in 2004, we acquired HYD Resources Corporation, which engaged in oil and gas exploration and production within the United States. We were an operating company generating revenue from these oil and gas activities from 2005 to 2009, prior to selling such domestic oil and gas operations in fiscal year 2010.

On April 1, 2009, we executed an agreement to sell all of our domestic oil and gas operations.  These assets qualified as held for sale and were presented as discontinued operations in our fiscal year 2009 financials.

While there are certain aspects of our financial information for the fiscal years ended June 30, 2010 and 2011which are consistent with those of a development stage entity under the guidance outlined in the Financial Accounting Standards Board’s Accounting Standards Codification Topic 915, Development Stage Entity, (“ASC 915”) paragraph

915-10-05-02, we note that ASC 915-10-20 further defines a development stage enterprise as follows:

An entity devoting substantially all of its efforts to establishing a new business and for which either of the following conditions exists:

a.   Planned principal operations have not commenced.

b.   Planned principal operations have commenced, but there has been no significant revenue therefrom.

We concluded that we do not meet the criteria of a development stage entity because prior to purchasing and selling our domestic oil and gas operations, we had already commenced our planned principal oil and gas exploration operations. Further prior to selling our domestic oil and gas operations, we were an operating entity generating significant revenue from those operations. This fact is contrary to the definition of a development stage entity within ASC 915-10-20.  In addition, we held unproved properties during the operations period, and there has been no major change in the strategic direction of the entity other than the decision to discontinue our domestic oil and gas operations and focus on the unproved properties related to our international oil and gas operations.

Further, there was no period of dormancy as the entity conducted principal operations for several years prior to discontinuing its domestic oil and gas operations. We had legal title to the unproved oil and gas properties prior to the decision to sell our domestic oil and gas operations and continued the development process associated with the unproved oil and gas properties after the discontinuation of the domestic oil and gas operations.

Hyperdynamics acknowledges the following:

•                  Hyperdynamics is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or Hyperdynamics’ changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Hyperdynamics may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact the undersigned at (713) 353-9400, if you have any questions or require any further information regarding these matters.

Sincerely,

/s/ Paul C. Reinbolt

Executive Vice President and
Chief Financial Officer